PART II

OFFERING MEMORANDUM DATED November 8, 2022



Eqvista Inc
5348 Vegas Dr, Las Vegas, NV 89108
https://eqvista.com/

SPV Interests Representing
Up to $4,999,994.86 of Series CF Preferred Stock

Minimum Investment Amount: $100,000

Eqvista Inc ("Eqvista" "the company," "we," or "us"), is offering up to $4,999,994.86 worth of Series CF Preferred Stock. The investment will be made through Eqvista Funding LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV"). The minimum target amount under this Regulation CF offering is $100,000 (the "Target Amount"). The company must reach its Target Amount of $100,000 by March 21, 2023. Unless the company raises at least the Target Amount of $100,000 under the Regulation CF offering by March 21, 2023, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Eqvista Inc is a C Corporation incorporated on July 17, 2018, under the laws of Delaware.

Eqvista is a provider of an equity management system for private companies. The company also provides professional valuation services and consulting services on valuation and equity management. Eqvista currently has over 9,000 companies and over 35,000 shareholders on the platform at a 3,278.48% growth rate over 24 months.

Eqvista has a transactional and recurring revenue business model. Here's how we make money:
- $1,600 yearly subscription fee – We bundle CapTable, tax, and compliance products and sell them as a package.
- 1.5% commission from primary and secondary issuances (once capability is live).
- Striving to hit $20B in revenue by 2026 with these revenue streams.

Our principal office address is 5348 Vegas Drive, Las Vegas NV 89108 , and our website is https://eqvista.com/.

The SPV, Eqvista Funding LLC was recently organized and has no purpose other than to hold the securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through Eqvista Funding LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Competition

The company is aware of other products and services that provide equity management systems for private companies, professional valuation services, and consulting services on valuation and equity management, including Shareworks, Globalshares, and Carta. The company believes it will be able to effectively compete with these competitors because of the following:
- We are a pro-customer oriented company;
- Continued growth of current customer base;
- All products are inhouse;
- We bundle CapTable, tax, and compliance products and sell them as a package for a $1,600 yearly subscription fee;
- The experience brought to the company by Tomas Milar; and
- Our CFO, Colin McCrea, is a Certified Valuation Analyst from the National Association of certified Valuators and Analysts (NACVA).

Employees
The company currently has 17 full-time employees and 4 part-time employees with offices (and home offices) in the United States, Hong Kong, India and the Czech Republic.

Intellectual Property
To date, the Company has not applied for any patents or trademarks.

Litigation
The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property
The company does not own any property. The company leases the principal office space at 5348 Vegas Dr, Las Vegas, NV 89108.

Due Diligence

Due diligence by CrowdCheck, Inc.



RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Eqvista Inc was formed as a Delaware Corporation in July 2018. The company is still in an early phase and we are still implementing our business plan. Although our audited December 31, 2021 and 2020 financial statements do not include an explicit "going concern" opinion on our financial statements, the company may not be able to succeed as a business without additional financing. We have generated revenue of $263,049 and $18,463 for the years ending December 31, 2021 and 2020, and have recorded revenue of $303,940 for the period of January 2022 through August 2022. This preliminary result for 2022 has not been audited, and does not include adjustments typical of full year financial statements. We plan to use the funds from this offering to hire more employees and growing the company. There is no assurance that the company will have future revenue, maintain profitability, continue our business operations, or generate sufficient revenues to pay dividends. The company plans for its founders and directors to continue providing financial support to the company if the Offering is unsuccessful.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering.

Valuation

The price of the Securities was set by the Company on the basis of market comparable valuation multiples and no warranties are made as to value.

The company does not have any insurance.
The company does not currently have any insurance in place for the company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the company. If the Company suffers an uninsured loss, all or a substantial portion of the company's funds may be lost. In addition, all of the assets of the company may be at risk in the event of an uninsured liability to third parties.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel, namely Chief Executive Officer, Tomas Milar, and Chief Financial Officer. Colin McCrea. u There can be no guarantee that they will remain with the company or that the Company would be able to replace them with personnel of equal quality.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
We are subject to a wide range of federal, state, and local laws and regulations. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements, laws and regulations.

Our profitability may depend in part on our ability to effectively protect our proprietary rights, including obtaining and maintaining trademarks for our brand names, protecting our products and websites, maintaining the secrecy of our internal workings and preserving our trade secrets, as well as our ability to operate without inadvertently infringing on the proprietary rights of others. Any litigation for both protecting our intellectual property or defending our use of certain technologies could have material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

Constant innovation and user engagement are not guaranteed.

The company's success depends on its continued innovation to provide new, and improve upon existing, products and services that make its services useful for users. If Eqvista is unable to continue offering high-quality, innovative products and services, it may be unable to attract additional users or retain current users which could harm Eqvista's business, results of operations and financial condition.

Even though Eqvista intends to continue having certain products and services, Eqvista may make changes to those products and services, or even the fees it charges for those products and services, for any number of reasons at any time. These types of changes could impact Eqvista's strategy for attracting and maintaining customers. Eqvista's success depends on its ability to continue to attract users to its platform and enhance their engagement with our products and services. A potential lack of use or public interest in Eqvista's products and services or change in the legal and regulatory environment in the securities market could negatively impact the company's business operations and revenue streams. Eqvista may also find that its strategies for monetizing its products and services do not successfully create enough revenue to continue supporting our business and the Company may have to liquidate. If Eqvista is unable to adjust to such changes by implementing new products and services, Eqvista's business, results of operations, and financial conditions would be negatively impacted and could even result in dissolution or liquidation of Eqvista.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe Eqvista has assembled a quality team to continue growing the company. However, it is possible that the company will not be able to successfully implement future products and services. If Eqvista is unable to operationalize these new products and services, or the market does not respond positively to them, then the Eqvista may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, Eqvista may make changes to the products and services for any number of reasons and customers may choose to no longer use our products and services. Our success depends on our ability to timely identify and originate trends as well as to anticipate and react to changing consumer demands.

Our results of operations may be negatively impacted by the effects of certain global events.

Global events, such as current or future military conflict, including between Russia and Ukraine, terrorism, sanctions, rising energy prices, inflation, interest rates, the depth and duration of any recession, and other geopolitical events globally, on our business, securities industry, and the global economy generally may impact the current and future demand for our services as well as the value of our Series CF Preferred Stock and investor demand for our Series CF Preferred Stock generally. Any such events that either limit the demand for our business or limit the geographic areas where we can conduct our business could adversely affect our business, results of operations or financial condition.

Risks Related to the Securities

Risk Factors

You will not be investing directly into the Company, but into a special purpose vehicle.

The Company has elected to use a "special purpose vehicle" or "SPV" in this offering. Rather than investing directly into the Company, investors will invest into our SPV, Eqvista Funding LLC, and the SPV will then acquire the securities of the Company. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same rights and obligations as if they had invested directly in the Company. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances.

Investors will have no voting rights and, in circumstances where a statutory right to vote is provided by law, the investors will be required to enter into a proxy agreement to vote their shares.

No guarantee of return on investment.
There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
You should be aware of the long-term nature of this investment. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Series CF Preferred Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Series CF Preferred Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Series CF Preferred Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Tomas Milar	Founder, President and Director	July 18, 2018	Fulltime at Company Part-Time at Cheqly
Colin McCrea	Chief Financial Officer	January 2021	Fulltime at Company
Directors:			
Tomas Milar	Director	July 18, 2018	Fulltime

Tomas Milar – Founder, President, and Director

Tomas Milar is the Founder, President, and Director of Eqvista, and has bootstrapped Eqvista to where it is now. Eqvista currently has over 9,000 companies and over 35,000 shareholders on the platform, reflecting a 3,278.48% growth rate over 24 months. Tomas is the founder of several startups across the US and Asia. Tomas founded, Startupr Hong Kong Limited, in June 2011 and Startupr has become one of the largest incorporation providers in Hong Kong. His other ventures include Cheqly, a neobank for startups, where Tomas continues to serve as its CEO.

Colin McCrea – Chief Financial Officer

Colin McCrea joined Eqvista in January 2018 as a Valuation Analyst and in January 2021 was appointed as the company Chief Financial Officer. Colin is the head of the valuation team at Eqvista and has 7+ years of experience in valuation, taxation and audit for SMEs in the US and Asia. Colin is a Certified Valuation Analyst (CVA) and specializes in IP valuation, waterfall analysis & OPM valuations. Colin is now with Eqvista for managing company valuation, corporate taxation, and equity management. Colin previously worked for Startupr Hong Kong as an accountant from June 2016 until joining Eqvista in 2018.

ADVISORY BOARD

The company currently has 16 advisors, but does not advertise all of these advisors.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of November 2, 2022:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Tomas Milar	8,000,000 shares of Class A Common Stock	100%

The following table describes our capital structure as of November 1, 2022:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued*	Available
Class A Common Stock	8,500,000	8,000,000	0	500,000
Class B Common Stock	1,500,000	0	1,236,414	263,586
Series CF Preferred Stock	750,000	0	741,839	8,161
Stock Options	N/A	1,236,414		
Convertible Notes	Principal Amount	Interest Rate	Maturity Date	
N/A				

*Includes 1,236,414 shares of the company's Class B Common stock reserved for issuance from issued Stock Options prior to the creation of the Class B Common Stock and 741,839 shares of the company's Series CF Preferred Stock reserved for the current Regulation Crowdfunding Offering.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $100,000 Raise	Allocation After Offering for a $4,999,994.86 Raise
Marketing, Sales	30%	30%
App development, licensing, legal	60%	60%
Miscellaneous	10%	10%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Barton CPA. The following discussion should be read in conjunction with our audited financial statements and the related notes included in this Offering Statement.

The company's revenues for the year ended December 31, 2021 were $263,049, a 1,324.74% increase from $18,463 in 2020. The company has recorded revenue for January 2022 through August 2022 of $303,940. This preliminary result for 2022 has not been audited, and does not include adjustments typical of full year financial statements

The company's operating cost and expenses consist of advertising and marketing, and general and administrative costs. Operating cost and expenses in 2021 amounted to $248,479, consisting of $3,536 from advertising and marketing costs and $244,943 for general and administrative costs, a 1,320.61 % increase from $17,491 in 2020. The primary components of this decrease were due to:
- A 1,300.39 % increase in General and Administrative costs from $17,491 to $244,943.
- A 100% increase in Advertising and Marketing costs from $0 to $3,536.

As a result of the foregoing factors, the company's net income was $14,409 in 2021, a 1,382.41 % increase from net income from $972 in 2020.

Since the end of the period covered by our financial statements, the company has recorded revenue of $303,940, which is for the period from January 2022 through August 2022. This preliminary result for 2022 has not been audited, and does not include adjustments typical of full year financial statements. Over this same period, our total expenses increased to $258,863.

Plan of Operations and Milestones
The company was incorporated in 2018 and to date ,has over 9,000 companies on the platform. We have established the following milestones in our plan of operations:
- Moved out of beta in February 2020.

- Hit $2,000,000 in sales within the next year.
- Continuing the app and software development.
- FINRA introducing broker license Assuming we raise the maximum offering amount, we plan on expanding the valuation, software engineering, product team and increasing the compensation of the officers from $72,000 per year to $120,000 per year.

Liquidity and Capital Resources

The proceeds from the Offering are essential to the company's operation and the company plans for its founders and directors to continue providing financial support to the company if the Offering is unsuccessful. The company's net income was $14,409 in 2021 and $972 in 2020. We plan to use the proceeds from this offering to focus on our product and revenue growth. In addition, once the funds have been secured we plan on expanding the valuation, software engineering, product team and increasing the compensation of the officers from $72,000 per year to $120,000 per year.

We believe that if the company raises the maximum offering amount, the funds from this will last for approximately to two years and allow us to focus on our product and revenue growth. After this Regulation Crowdfunding offering concludes, the company anticipates looking for VC funds or have additional offerings of securities, including an additional Regulation Crowdfunding Offering, a Reg D offering, or a Reg A offering.

Assuming the company raises the maximum offering amount in the current Regulation Crowdfunding offering the company plans to restructure by receiving all assets from Startupr Hong Kong Limited and to move all of Startupr Hong Kong Limited's employees to Eqvista Limited, a yet to be formed Hong Kong entity.

The company was initially capitalized by advances in the amount of approximately $478,400 from Startupr Hong Kong Limited. Tomas Milar the founder and CEO of the company, is also the founder and a shareholder of Startupr. The company has yet to formalize these payables, but intends to pay the funds back over a three-year period through a standard annual invoice for app development in the amount of $159,466 per year. However, we note that these advances are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

Other than the availability of financing from the related party entities (Startupr Hong Kong Limited, EastBiz.com, Inc., etc.) the company does not have any additional lines of credit and/or capital resources.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. The company anticipates that future commitments to make capital expenditures will come from software and FINRA introducing broker license.

The company had approximately $84,431 cash on hand as of October 31, 2022   . Currently, we estimate our burn rate (net cash out) to be on average $55,000 per month. The company anticipates the burn rate increasing to $120,000 per month as we need to hire experienced and talented staff to allow the company offer more services.

Indebtedness

The company was initially capitalized by advances in the amount of approximately $478,400 from Startupr Hong Kong Limited. Tomas Milar the founder and CEO of the Company, is also the founder and a shareholder of Startupr. The Company has yet to formalize these payables, but intends to pay the funds back over a three-year period through a standard annual invoice for app development in the amount of $159,466 per year. However, we note that these advances are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

The company has relationships with the following related parties; additional relation party transactions are described below:

- Startupr Hong Kong Limited – pays for software engineering, marketing, and financial analysts.
- EastBiz.com, Inc. – pays for the sales team and leases the company premises in Las Vegas, Nevada.
- Cheqly – offers virtual account solutions to companies in the United States. Cheqly provides money transfer services and as of October 21, 2022 is in the alpha testing.

The company was initially capitalized by advances in the amount of approximately $478,400 from Startupr Hong Kong Limited. Tomas Milar the founder and CEO of the Company, is also the founder and a shareholder of Startupr. The Company has yet to formalize these payables, but intends to pay the funds back over a three-year period through a standard annual invoice for app development in the amount of $159,466 per year. However, we note that these advances are between related parties. Therefore, there is no guarantee that the rates or terms are commensurate with arm's-length arrangements. These advances are recorded as a related party payable.

On July 27, 2022, Startupr Hong Kong Limited transferred the company's domain eqvista.com, to Eqvista Inc.

Tomas Milar the company's Founder, President, and Director, is also the founder of Startupr Hong Kong Limited, Cheqly. Tomas is still involved with Startupr and he also serve as the CEO of Cheqly. Colin McCrea, the company's Chief Financial Officer, joined Startupr Hong Kong in June 2016 as an accountant and continues to work for Startupr as an accountant while also serving as Eqvista's Chief Financial Officer.

Tomas Milar is an investor of EastBiz.com, Inc. and the company leases space at the property located at 5348 Vegas Dr, Las Vegas, NV 89108 from EastBiz.com, Inc.

On January 1, 2013, Tomas Milar entered into an Employment Agreement with Startupr Hong Kong Limited. The agreement provides that Tomas Milar will serve as the company's Chief Executive Officer for an indefinite duration. The agreement provides that Tomas Milar will receive an annual sum of 300,000 HKD, a bonus of 40% of sales payable annually, and that the employee understands that they will confidential information and will not divulge any confidential information to any other party.

On July 15, 2018, Colin McCrea entered into a Revised Employment Agreement with Startupr Hong Kong Limited. The agreement provides that Colin McCrea will serve as the company's Chief Financial Officer and will continue unless terminated. The agreement provides that Colin McCrea will receive a basic monthly salary of 21,000 HKD per month and discusses confidential, non-disclosure, and ownership of inventions.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:
- On July 17, 2018, we granted 8,000,000 shares of Class A Common Stock to Tomas Milar in reliance on Section 4(a)(2) of the Securities Act, for consideration of $80.00. The proceeds of this offering were used for general business purposes.

- On July 17, 2018, we granted 500,000 options (to acquire Class B Common Stock) to Colin McCrea in reliance on Section 4(a)(2) of the Securities Act, for consideration of $5.00. The proceeds of this offering were used for general business purposes.

- Since the company's inception, we have granted an additional 736,414 options (to acquire Class B Common Stock) to various advisors and employees in reliance on Section 4(a)(2) of the Securities Act, for consideration of $7.37 in cash. The proceeds of this offering were used for general business purposes.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects Eqvista's Restated Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Restated Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Restated Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

The Company's authorized securities consist of up to 10,750,000 shares of stock, of which at least 8,500,000 are Class A Common Stock, 1,500,000 are Class B Non-Voting Common Stock, and 750,000 shares of Preferred Stock, designated as Series CF Preferred Stock. As of October 23, 2022, there were 8,000,000 shares of Class A Common Stock and 1,236,414 options (to acquire Class B Common Stock) outstanding. For this offering, the company is issuing Preferred Stock at $6.74 per share.

The investment will be made through Eqvista Funding LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act.

Crowdfunding SPV

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Series CF Preferred Stock. Investors in this offering will own membership interests in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the Series CF Preferred Stock as if they had invested directly with the Company.

Common Stock
Dividend Rights

Subject to preferences that may be applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available thereof.

Voting Rights

Each holder of shares of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Each holder of shares of Class B Common Stock shall be entitled to one (1) vote for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation. Except as otherwise or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

Liquidation

Subject to the preferences applicable to any series of Preferred Stock, if any outstanding at any time, in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Corporation, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, all assets of the Corporation of whatever kind available for distribution to the holders of Common Stock.

Subdivision or Combination

If the company in any manner subdivides or combines the outstanding shares of one class of Common Stock, the outstanding shares of the other class of Common Stock will be subdivided or combined in the same manner.

Equal Status

Except as expressly provided in this Article IV of the Amended and Restated Certificate of Incorporation, Class A Common Stock and Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

Proxy

Investors in Common Stock in this offering will be required to sign an irrevocable proxy, which will restrict their ability to vote. Investors will grant the company a proxy to allow the company's CEO, Tomas Milar, to vote their shares on all matters submitted to a vote of the shareholders, including the election of directors. The proxy will be irrevocable and will remain in effect until the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock. The registration statement would cover the company's Common Stock, into which the Series CF Preferred Stock would convert.

Preferred Stock

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Assets Sales

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the company, the funds and assets available for distribution to the stockholders of the company are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. Notwithstanding the foregoing, holders of Preferred Stock shall not have their entitlement to their liquidation preference abrogated or diminished in the event part of the consideration is subject to escrow or indemnity holdback in connection with a Deemed Liquidation Event.

Dividend Rights

The company shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock.

Voting Rights

Except as where required by law, holders of Preferred Stock shall have no voting rights. Series CF Preferred stockholders will appoint a true and lawful proxy and attorney with the power to act alone and with full power of substitution on behalf of the investor. For so long as any shares of Series CF Preferred Stock are outstanding, the Corporation shall not amend or modify any organizational documents of the SPV, that would have an adverse effect on holders of Series CF Preferred.

Conversion: Mandatory Conversion

Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, with a price per share equal to one times the Original Issue Price of the Series CF Preferred Stock (subject to adjustments for distributions, splits, combinations and similar events) and gross proceeds to the company of at least $50,000,000 or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 (Conversion Ratio) as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

Conversion Ratio

Each share of Preferred Stock is convertible without the payment of additional consideration by the holder into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "Conversion Price" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

Redeemed or Otherwise Acquired Shares

Any shares of Preferred Stock that are redeemed or otherwise acquired by the company or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

What it Means to be a Minority Holder

As an investor in Series CF Preferred Stock of the company, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected Securitize, LLC, an SEC-registered transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How we determined the offering price

The offering price for our current offering was determined internally based on the best estimates of management based on market comparable valuation multiples.

REGULATORY INFORMATION

Disqualification

Neither the company, the Crowdfunding SPV, nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page, https://eqvista.com/.

Compliance failure

Neither the company nor the Crowdfunding SPV has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, https://id.securitize.io/#/primary-market/opportunities/242.

EQVISTA, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

EQVISTA, INC.

DECEMBER 31, 2021 AND 2020

<u>CONTENTS</u>



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com   Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
Eqvista, Inc.

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Eqvista, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statement of operations, stockholders' equity, and cash flows for the years ended December 31, 2021 and 2020, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of Eqvista, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the year ended December 31, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Eqvista, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eqvista, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Eqvista, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eqvista, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Cypress, Texas
September 15, 2022

EQVISTA, INC.
BALANCE SHEETS

	December 31,	
	2021	**2020**

ASSETS

Current assets		
Cash and cash equivalents	$ 16,276	$ 18,867
Total current assets	16,276	18,867
Total assets	$ 16,276	$ 18,867

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities	$ -	$ 17,000
Total current liabilities	-	17,000
Commitments and contingencies		
Stockholders' equity		
Common stock, $.0001 par value, 10,000,000 authorized, 8,950,000 issued and outstanding as of December 31, 2021 and 2020, respectively	895	895
Retained earnings	15,381	972
Total stockholders' equity	16,276	1,867
Total liabilities and stockholders' equity	$ 16,276	$ 18,867

See accompanying notes to financial statements.

EQVISTA, INC.
STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2021		**2020**	
Revenue	$	263,049	$	18,463
Operating cost and expenses				
Advertising and marketing		3,536		-
General and administrative		244,943		17,491
Total operating expenses		248,479		17,491
Net income before income tax expense		14,570		972
Income tax expense		161		-
Net income	$	14,409	$	972

See accompanying notes to financial statements.

4

EQVISTA, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY

| | Common Stock | | Retained | Stockholders' |
	Shares	Amount	Earnings	Equity
Balance at December 31, 2019	8,950,000	$ 895	$ -	$ 895
Net income	-	-	972	972
Balance at December 31, 2020	8,950,000	$ 895	$ 972	$ 1,867
Net income	-	-	14,409	14,409
Balance at December 31, 2021	8,950,000	$ 895	$ 15,381	$ 16,276

See accompanying notes to financial statements.

EQVISTA, INC.
STATEMENTS OF CASH FLOWS

		Year Ended December 31,		
		2021		**2020**
Cash flows from operating activities				
Net income	$	14,409	$	972
Adjustments to reconcile net income to net cash used in operating activities:		-		-
Increase (decrease) in liabilities:				
Accrued liabilities		(17,000)		17,000
Net cash used in operating activities		(2,591)		17,972
Net increase (decrease) in cash and cash equivalents		(2,591)		17,972
Cash and cash equivalents, beginning of period		18,867		895
Cash and cash equivalents, end of period	$	16,276	$	18,867
Supplemental cash flow information				
Cash paid for interest expense	$	-	$	-
Cash paid for taxes	$	161	$	-

See accompanying notes to financial statements.

NOTE 1:   Nature of operations

Nature of the business

Eqvista, Inc. ("the Company") is a Delaware corporation that was founded on July 17, 2018, and is headquartered in Las Vegas, Nevada. The Company is a provider of an equity management system for private companies. The Company also provides professional valuation services and consulting services on valuation and equity management.

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

NOTE 2:   Summary of significant accounting policies

Fair value of financial instruments

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of all financial instruments approximated their fair values.

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company determined there was no allowance for doubtful accounts necessary.

Income taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assess' its income tax positions and record tax benefits for all years subject to examination based upon evaluation of the facts, circumstances, and information available at the reporting date.

NOTE 2:   Summary of significant accounting policies (continued)

Income taxes (continued)

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Major customers and concentration of credit risk

During the years ending December 31, 2021 and 2020 there were no customer concentrations.

Recent accounting pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Stockholders' equity

As of December 31, 2021 and 2020, respectively, the Company was authorized to issue 10,000,000 shares of par value $0.0001 common stock. As of December 31, 2021 and 2020, 8,950,000 shares of common stock have been issued and are outstanding.

Voting and rights

The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Repurchase

The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for transfer of units of common stock.

NOTE 5:   Subsequent events

In June - August 2022, the Company issued 240,000 stock options. These options allow the holder to purchase an equal number of common shares at an exercise price. The options vest ratably over various time periods ranging from fully upon issuance through vesting over the date of grant.

The Company has evaluated all events that have occurred after the balance sheet date through September 15, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.

EQVISTA FUNDING, LLC

FINANCIAL STATEMENTS

OCTOBER 27, 2022

EQVISTA FUNDING, LLC

OCTOBER 27, 2022

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com Cypress, Texas

INDEPENDENT AUDITOR'S REPORT

To the Member of
Eqvista Funding, LLC

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of Eqvista Funding, LLC, which comprise the balance sheet as of October 27, 2022 ("Inception"), and the related statement of operations, members' equity, and cash flows for the period ended October 27, 2022, and the related notes to the financial statements.

In our opinion, the above mentioned accompanying financial statements present fairly, in all material respects, the financial position of Eqvista Funding, LLC as of October 27, 2022, and the results of its operations and its cash flows for the period ended October 27, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the financial statements section of our report. We are required to be independent of Eqvista Funding, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Eqvista Funding, LLC's ability to continue as a going concern for one year after the date that the financial statements are issued or when applicable, one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Eqvista Funding, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Eqvista Funding, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits, significant audit findings, and certain internal control–related matters that we identified during the audits.

BARTON CPA

Cypress, Texas
October 28, 2022

EQVISTA FUNDING, LLC
BALANCE SHEET
AS OF OCTOBER 27, 2022

ASSETS

Current assets
   Cash and cash equivalents $ -

Total current assets -

Total assets $ -

LIABILITIES AND MEMBERS' EQUITY

Current liabilities
   Accounts payable $ -

Total current liabilities -

Commitments and contingencies

Members' equity
   Members' equity -

Total liabilities and members' equity $ -

See the accompanying notes to the financial statements.

EQVISTA FUNDING, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OF OCTOBER 27, 2022

Revenue	$ -
Operating expenses	
General and administrative	142
Total operating expenses	142
Net loss from operations	(142)
Net loss	$ (142)

See the accompanying notes to the financial statements.

EQVISTA FUNDING, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE PERIOD OF OCTOBER 27, 2022

	Total Members' Equity
Balance at October 27, 2022 (Inception)	$ -
Contributions	142
Net loss	(142)
Balance at October 27, 2022	$ -

See the accompanying notes to the financial statements.

EQVISTA FUNDING, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF OCTOBER 27, 2022

Cash flows from operating activities		
Net loss	$	(142)
Adjustments to reconcile net loss to net cash		
used in operating activities:		-
Change in liabilities:		
Accounts payable		-
Net cash used in operating activities		(142)
Cash flows from financing activities		
Contributions		142
Net cash provided by financing activities		142
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-

See the accompanying notes to the financial statements.

NOTE 1:   Nature of operations

Nature of the business

Eqvista Funding, LLC ("the Company") was formed in the state of Delaware on October 27, 2022. The Company is formed as a Special Purpose Vehicle (SPV) for the purpose of investing in Eqvista Inc. (and any other legal purpose).

NOTE 2:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of credit risks

The Company currently has no financial instruments that are exposed to concentrations of credit risk. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures will be limited.

Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

NOTE 2: Summary of significant accounting policies

Fair value of financial instruments

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 – Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 – Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 27, 2022. The respective carrying value of all financial instruments approximated their fair values.

Revenue recognition

The Company will recognize revenue in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Accounts receivable

Accounts receivables are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of October 27, 2022, the Company determined there was no allowance for doubtful accounts necessary.

Income taxes

The Company is a limited liability company (LLC) classified as a partnership for federal income tax purposes, which provides for profits and losses to be reported at the individual member level for income tax purposes. The Company pays any distributions necessary in order to satisfy the members' estimated personal income tax liabilities arising from the Company's profits. As of October 27, 2022, the Company does not have any entity-level uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction. Generally, the Company is subject to examination by U.S. federal (or state and local) income tax authorities for three to four years from the filing of a tax return.
.

NOTE 2:   Summary of significant accounting policies (continued)

Major customers and concentration of credit risk

As of October 27, 2022 there were no customer concentrations.

Recent accounting pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 3:   Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 4:   Members' equity

Equvista, Inc. is the 100% managing member of the Company.

NOTE 5:   Subsequent events

The Company has evaluated all events that have occurred after the balance sheet date through October 28, 2022, the date these financial statements were available to be issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the accompanying financial statements.